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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of frequently asked questions and answers relating to the merger. This FAQ is posted on HP's web site.


hp.com FAQ

Why does this make strategic sense for HP and Compaq?

This merger creates an $87 billion global technology leader with the product breadth, market reach and cost structure to shape the industry for years to come. It is expected to drive a significantly improved cost structure across the combined enterprise, which would have a leadership position with customers and partners. The merger better positions the new company for growth when market conditions improve. Financially, the merger is compelling for shareowners of both companies.

Why are the two companies pursuing this merger now when both are in the process of transforming themselves?

We have a shared vision of the future of this rapidly changing industry, and we believe we have a unique window to combine our assets and drive the transformation from a position of leadership. There are no guarantees this opportunity would have been available in the future if we didn't seize it now and form this value-creating combination for customers, shareowners and employees, both short- and long-term.

Who approached whom?

The CEOs of both firms have been talking for 18 months on a variety of ways the companies might work together. In June, HP approached Compaq about the licensing of HP-UX. Once both companies realized they shared a common vision, a common strategy, and had complementary product sets, it turned into a deeper conversation fairly quickly. Both boards of directors reviewed the strategic rationale in July. Bankers were engaged subsequently, and in-depth negotiations took place over the last six weeks.

Why do you believe you'll be successful in combining these two companies?

The companies have a shared vision. The integration of the two companies is being carefully planned and will be carefully and diligently executed. There are two compatible CEOs committed to its success.

What does this mean for HP's reinvention program and its HP Way values system?

Our unique culture is clearly an important aspect of this merger and will contribute to its success. In fact, this combination should accelerate us on the path we're already on. It fills in some key strategic gaps. We think this combination will generate a lot of excitement, particularly for our sales force.

How do you plan to manage these companies prior to closing?

Each company will continue to be run as an independent business and compete vigorously. For HP that includes staying focused on our strategy, serving our customers, and continuing to manage expenses aggressively.

What does this merger mean for your direct and indirect distribution models?

The combination gives us a significant presence in both direct and indirect channels. This merger improves our ability to sell to customers any way they want to buy. Compaq


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has made good progress in transitioning their model to a more direct approach, and HP was already moving in the same direction -- this combination will accelerate the process. We also remain firmly committed to the channel. The key is to serve both sets of customers, and let customers buy the way they prefer.

Do you expect any antitrust issues?

The two companies are largely complementary. With the synergies and customer benefits of the transaction, we don't anticipate any antitrust issues that would prevent us from closing the transaction.

How many job reductions to you expect from this merger, and when?

We estimate headcount reductions of approximately 15,000, or about 10 percent of the combined workforce. This will be achieved through targeted job reductions and attrition, phased in over 24 months after closing.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing and workforce reductions, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed


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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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